UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

GOLUB CAPITAL BDC, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

38173M 102
(CUSIP Number)
Lawrence E. Golub c/o Golub Capital BDC, Inc. 150 South Wacker Drive, Suite 800 Chicago, IL 60606 (312) 205-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38173M 102
1	Name of Reporting Person Lawrence E. Golub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 320,041
	8	Shared Voting Power 118,495
	9	Sole Dispositive Power 283,964
	10	Shared Dispositive Power 4,310,940
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,594,904
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person IN

This Amendment No. 5 (“Amendment No. 5”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010 (as amended on April 6, 2011, January 3, 2012, August 17, 2012 and January 3, 2013, the "Schedule 13D"), by Mr. Lawrence E. Golub.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 5 is filed by Mr. Golub in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 4,594,904 shares of Common Stock, representing 13.6% of the total issued and outstanding shares of Common Stock.  As set forth below, Mr. Golub’s beneficial ownership of 4,594,904 shares of Common Stock is comprised of his indirect beneficial ownership of the 283,964 shares of Common Stock owned by 555 Madison Investors IV, LLC and Whitehall Capital Investors IV, LLC for his benefit, his indirect beneficial ownership of the 4,192,445 shares of Common Stock owned directly by Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC and his indirect beneficial ownership of 118,495 shares of Common Stock owned directly by GCI Development LLC, GC Investment Management LLC and GEMS Associates, LLC. All percentages set forth in this statement on Schedule 13D are based upon the 33,727,598 shares of Common Stock issued and outstanding as of the date hereof.

On March 1, 2013, GEMS Fund, L.P. distributed all 1,752,048 shares of Common Stock for which it held record title to its investors. Through his ownership and control of Whitehall Investors IV, LLC, a limited partner in GEMS Fund L.P., Mr. Golub received record ownership of 120,990 shares of Common Stock as a result of the distribution. Mr. Golub has sole voting power and sole dispositive power over these shares, whereas prior to such distribution he had sole voting power and shared dispositive power of such shares.

Mr. Golub is the indirect beneficial owner of the 283,964 shares of Common Stock owned by 555 Madison Investors IV, LLC and Whitehall Capital Investors IV, LLC for his benefit and has sole voting power and sole dispositive power over these shares. Mr. Golub also indirectly beneficially owns 36,077 shares of Common Stock through investments in Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC, which directly own 764,808, 2,291,784, and 1,135,853 shares of Common Stock, respectively.  Mr. Golub has sole voting power over these 36,077 shares, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.  Together with the 283,964 shares owned by 555 Madison Investors IV, LLC and Whitehall Capital Investors IV, LLC for his benefit, Mr. Golub has sole voting power over 320,041 shares of Common Stock.

Mr. Golub, together with David B. Golub, is a control person of Golub Capital LLC, the investment advisor of Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC.  Due to his control of Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC, Mr. Golub may be viewed as having shared dispositive power over all of the 4,192,445 shares of Common Stock owned directly by such entities although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Each entity received shares of Common Stock in exchange for the limited liability company interests each owned in Golub Capital BDC LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on April 13, 2010.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, which interest is set forth above.

Mr. Golub, together with David B. Golub, is a control person of GCI Development LLC, GC Investment Management LLC and GEMS Associates, LLC.  Due to his control of such entities, Mr. Golub may be viewed as having shared voting and dispositive power over all of the 118,495 shares directly owned by such entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2013
Date

/s/ Lawrence E. Golub
Signature

Lawrence E. Golub
Name